

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2012

Via E-mail
Mr. Michiel Herkemij
DE International Holdings B.V.
Vleutensevaart 100
Utrecht, 3532 AD
The Netherlands

> **Re:** **DE International Holdings B.V.**
> **Registration Statement on Form F-1**
> **Filed March 1, 2012**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 14, 2012**
> **File No. 333-179839**

Dear Mr. Herkemij:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Cover Page

1. Your cover page lists the steps that you will be taken as part of the spin-off. Begin the opening paragraph with a statement briefly informing investors that, as a result of the events listed, they will receive shares in a Dutch holding company that will consist of Sara Lee's international coffee and tea operations.

Refinancing Transactions, page 11

2. Provide a cross-reference to a more detailed discussion of these transactions.

Risk Factors, page 16

We depend on sales from the Netherlands for a substantial portion of our sales, page 19

3. We note the statement in the last sentence regarding declining sales in the Netherlands. Provide a cross-reference to more detailed discussion of this trend.

Changes in regulations or failure to comply with existing regulations, page 23

4. We note your reference to regulations that may not be discussed elsewhere in your prospectus. Please revise your prospectus to include the disclosure required by Item 4.B.8 of Form 20-F.

As a foreign private issuer, we are not required to, page 35

5. We note from your disclosure under "We may be unable to make, on a timely or cost-effective basis," on page 26, that many of the requirements you will not have to comply with under U.S. federal securities laws, you may have to comply with under Dutch law. Therefore, please consider moving the factual substance of this risk to your discussion under "Where You Can Find More Information" and revising your risk on page 26 to make clear how you may be uniquely at risk as a foreign private issuer incorporated under Dutch law.

The Separation, page 38

6. We note that the Separation is comprised of a number of transactions:
    * The issuance of the Sara Lee Notes;
    * The bridge financing;
    * The Debt Exchange; and
    * The special cash dividend.

    Expand your discussion to explain why you decided to take these actions as part of the Separation.

Reasons for the Separation, page 38

7. We note your statement that "Sara Lee has informed us that it reviewed various strategic alternatives" to the separation transaction. Please briefly discuss the strategic alternatives that were reviewed.

Liabilities Unrelated to the Coffee and Tea Business, page 42

8. We note your statements here and elsewhere in the filing that you will assume liabilities relating to certain divestitures of former Sara Lee businesses (household and body care

business and international bakery business) that are unrelated to the coffee and tea business. You also state that you are responsible for and have managed certain liabilities associated with a branded apparel business that was disposed of prior to fiscal 2009. Please explain the reasons why you are responsible for, and will be assuming, these liabilities even though they are unrelated to the coffee and tea business. Additionally, clarify for us your rationale for including in your combined income statements the costs related to legal liabilities associated with Sara Lee's disposed branded apparel business while excluding the costs related to inherited liabilities associated with Sara Lee's disposed household, body care and international bakery businesses.

9.   In the presentation materials filed as a Free Writing Prospectus (FWP) on March 15, 2012, under the title "Finance: Fit for Change," we note the following statements with regard to certain annualized costs:

- On page 14, a statement that "stranded costs" are "[a]nnualized €30 mln."

- On page 15, a statement that "[t]otal non allocated corporate overhead costs for DE Master Blenders expected to be €43 mln annualized after spin."

Please advise us as to what consideration you have given to quantifying the anticipated amounts of these costs in your filing, and for what periods the registrant is anticipated to have such costs in these annualized amounts.

Conditions to the Separation, page 43

10.   Identify the independent financial advisory firms referenced in the seventh bullet and file those opinions as exhibits to the registration statement as well as the consents of those firms. We note that these opinions are a condition to the Seperation.

Material U.S. Federal Income Tax Consequences of the Separation, page 46

11.   A signed tax opinion that complies with the applicable requirements must be on file prior to requesting acceleration of effectiveness. Please refer to Staff Legal Bulletin No. 19, October 14, 2011 (Legality and Tax Opinions in Registered Offerings), and particularly Section III (Tax Opinions). Ensure that you allow sufficient time for staff review of the tax opinion.

Operating and Financial Overview, page 59

12.   Please include pro forma presentation consistent with Rule 11 of Regulation S-X for the various transactions described in your filing, including but not necessarily limited to the following:

- the declaration of the special cash dividend of $3 per share to each holder of record of CoffeeCo common stock immediately following the distribution, as described on page 7;

- the debt exchange as described on page 42 and clarify the extent to which CoffeeCo will receive back from Sara Lee or have use of the $2.1 billion proceeds from the debt securities;

- the settlement of loans receivable from Sara Lee, as described on page 61.

If significantly different results could occur from a transaction, the pro forma statements should reflect each such result, as indicated by Rule 11-02(b) of Regulation S-X. For example, consider providing the pro forma results of the settlement of the loans receivable due from Sara Lee as well as the pro forma results from the forgiveness of such loans.

13.   We note your disclosure on page 42 indicating that CoffeeCo intends to obtain $1.8 billion of bridge financing, but that CoffeeCo expects to repay the bridge financing shortly after the distribution of the CoffeeCo special dividend. Please expand your disclosure to clarify the cash sources you intend to use to repay this bridge financing, given your reporting of only €1.3 billion cash on hand at July 2, 2011 fiscal year end.

Industry Overview, page 83

14.   Please provide us with supplemental, highlighted copies of the third party sources or reports to which you refer in making quantitative statements. Advise us whether this information is publicly available and whether a fee must be paid to obtain the information.

Business, page 85

Material Agreements, page 96

15.   You indicate that your "contract with Philips, described above under *Business – Intellectual Property*," is one of your "material contracts." However, that contract does not appear in your Exhibit Index. Please add it to the Exhibit Index and file it, along with the other exhibits that have not yet been filed.

Material Dutch Tax Consequences of Owning or Disposing, page 142

16.   We note your reference to shareholders that are entitled to the benefits of the 1992 Double Taxation Treaty between the U.S. and the Netherlands. Please revise your disclosure here or in your discussion of U.S. tax consequences to make clear how investors are generally entitled to rely on this treaty.

Enforceability of Civil Liabilities, page 148

17.   Please revise your disclosure as follows:

- Discuss the effects of any material arbitration clauses; and
- Replace the vague term "doubtful" with substantive disclosure that makes clear whether U.S. investors may originate actions in a Dutch court.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Rodd M. Schreiber, Esq. and Gregg A. Noel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP